FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of November 2002

<u>KERZNER INTERNATIONAL LIMITED</u>
(Translation of registrant's name into English)

<u>Coral Towers, Paradise Island, The Bahamas</u>
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2002   KERZNER INTERNATIONAL LIMITED

By: /s/John R. Allison
Name: John R. Allison
Title: Executive Vice President
            Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99.1	Press Release on November 27, 2002 Kerzner International Announces the Redemption of 8-5/8% Senior Subordinated Notes Due 2007

Exhibit 99.1



FROM: Kerzner International Limited
The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER INTERNATIONAL ANNOUNCES THE REDEMPTION OF 8-5/8% SENIOR SUBORDINATED NOTES DUE 2007

PARADISE ISLAND, The Bahamas, November 27, 2002 – Kerzner International Limited (NYSE: KZL) (the "Company") and its wholly owned subsidiary Kerzner International North America, Inc. ("KINA") announced that today they called for redemption the entire outstanding principal amount of their 8-5/8% Senior Subordinated Notes due 2007 (the "Notes") pursuant to the terms of the indenture governing the Notes. There are currently approximately $74.2 million aggregate principal amount of Notes outstanding.

The Company and KINA will redeem the Notes on December 27, 2002, at the redemption price of 104.313%, or $1,043.13 for each $1,000.00 of principal amount outstanding, plus accrued interest. Payment will be made to each Note holder upon presentation and surrender of the Notes in accordance with the terms of the indenture. The Company intends to fund the redemption with available cash and borrowings under its revolving credit facility.

About the Company

Kerzner International Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. The Company's flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The Company also developed and receives certain revenues from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In the luxury resort hotel business, the Company operates nine luxury resorts in The Bahamas, Mauritius, Dubai, the Maldives and Mexico, and has entered into a management and development agreement for a tenth property in the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Kerzner International Limited at +1.242.363.6016.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company's public filings with the Securities Exchange Commission.

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